EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Third Quarter		First Nine Months
(Dollars in millions)	2010	2009	2010	2009

Earnings before income taxes	$258	$170	$633	$278
Add:
Interest expense	26	20	79	63
Appropriate portion of rental expense (1)	3	4	9	11
Amortization of capitalized interest	2	2	6	6
Earnings as adjusted	$289	$196	$727	$358

Fixed charges:
Interest expense	$26	$20	$79	$63
Appropriate portion of rental expense (1)	3	4	9	11
Capitalized interest	--	--	2	14
Total fixed charges	$29	$24	$90	$88

Ratio of earnings to fixed charges	10.0x	8.2x	8.1x	4.1x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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